

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-mail</u>
Jean Perrotti
Chief Financial Officer
Superclick, Inc.
300-10222 St. Michel
Montreal, Quebec
Canada H1H-5H1

     Re: **Superclick, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed October 25, 2011, revised November 18, 2011 and November 25, 2011
              File No. 000-51756

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Celeste M. Murphy for

                         Larry Spirgel
                         Assistant Director

cc: <u>Via E-mail</u>
         George E. Greer, Esq.
         Orrick, Herrington & Sutcliffe LLP

         Joel Mayersohn, Esq.
         Roetzel & Andress, LPA